EXHIBIT 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Organization

American VitalCare, Inc.	State of California

Managed Alternative Care, Inc.	State of California

StarMed Management, Inc.	State of Delaware

RehabCare Group East, Inc.	State of Delaware

RehabCare Group Management Services, Inc.	State of Delaware

RehabCare Group of California, Inc.	State of Delaware

RehabCare Texas Holdings, Inc.	State of Delaware

RehabCare Group of Texas, L.P.	State of Texas

Salt Lake Physical Therapy Associates, Inc.	State of Utah

Phase 2 Consulting, Inc.	State of Delaware

RehabCare Group of Virginia, LLC	State of Virginia